UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                           BESTWAY COACH EXPRESS INC.
                 (Name of Small Business Issuer in its Charter)

                New York                           13-396-1159
-------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

 2 Mott Street, 7th Floor, New York, New York                     10013
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                       (Zip code)

                                 (212) 608-8988
                                 --------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b)of the Act:

    Title of Each Class                       Name of Each Exchange on Which
    to be so Registered                       Each Class is to be Registered
    -------------------                       ------------------------------
           None                                            None

           Securities to be registered under Section 12(g)of the Act:

                         Common Stock, $0.001 Par Value

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

ITEM 2.  PLAN OF OPERATION

ITEM 3.  DESCRIPTION OF PROPERTY

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.  EXECUTIVE COMPENSATION

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.  DESCRIPTION OF SECURITIES

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

ITEM 2.  LEGAL PROCEEDINGS

ITEM 3.  CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

                           FORWARD-LOOKING STATEMENTS

This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, our ability to continue as a going concern, the effect of tourism levels on our business, the rising price of insurance, government regulation, technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Background

We were incorporated in New York on August 4, 1997. We are a motorcoach service provider with 23 motorcoaches. We currently provide specialized destination route services to casinos in Atlantic City, New Jersey and in Connecticut, which accounts for approximately 89% of our revenues, charter services to tour and travel agencies, which accounts for approximately 9% of our revenues and airport services, sightseeing services and other services which accounts for the remaining 2% of our revenues. We maintain a garage depot at 183 7th Avenue, Brooklyn, New York 11215, which is located in the Park Slope area of Brooklyn. Our bus fleet and maintenance department is located at this garage. Our executive offices are located at 2 Mott Street, New York, New York 10013 in the Chinatown area of New York City. Our telephone number at this address is (212) 608 - 8988 and our fax number at this address is (212) 608 -9169. We currently have 45 full-time employees and 18 part-time employees.

Our Services

We provide services on both a contracted and per seat basis. For contracted services, we arrange a fee for the use of our motorcoaches. In these arrangements, the customer contracts the vehicle for use and we are paid a rate, generally on a daily or per mile basis, that is not dependent on passenger load factors. In per seat operations, we are paid by each individual customer. Fares for these per seat services are usually determined by us and payment is received from individual passengers or through an independent commissioned agent.

Special Destination Services

Currently, most of our revenues are derived through the provision of specialized destination route service, which is comprised of daily scheduled service to and from casinos in Connecticut and Atlantic City and specified locations in Manhattan, Queens and Brooklyn. Tickets are sold through independent agents and at specified locations. Customers are taken on an "open-door" basis or by reservation.

Charter and Tour Services

We currently provide charter services at a fixed daily rate, based on mileage and hours of operation. We have informal verbal arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organized tours. Under these arrangements, we provide the motorcoach and driver at a fixed daily rate.

We also provide sightseeing services on a scheduled basis at an advertised or published price. Typically, customers will make reservations for the tours or can simply board on an "open-door" basis at scheduled locations. Payment is made by the customer, or through the travel agent or hotel.

Airport Service

We also provide services to and from New York City airports and traveler destinations in the New York tri-state area.

Sales and Marketing

We have historically, conducted limited marketing of our services. The principal means of marketing charter and tour services has been in telephone directories and through direct mail to customers included in our computer data base. Our specialized destination route services to casinos in Atlantic City and Connecticut are promoted by the casinos through the provision of incentives to passengers, including vouchers for a small amount of cash with which to gamble and a meal at the casino, which are included with each bus ticket purchased.

Operations

Our garage depot is located in Brooklyn, New York. On staff at this location are 7 mechanics who maintain our bus fleet, 5 office staff, 2 dispatchers and a general manager. Our executive offices are located in New York's Chinatown. All administrative functions are conducted at these executive offices.

Because our specialized destination route services involve fixed routes which rarely vary, the dispatch function is limited to communicating with drivers by radio to determine that the motorcoach is in service, the number of passengers embarked and whether the motorcoach is on schedule and to deal with any problems in route. When necessary, dispatchers can communicate necessary modifications in schedules to meet customer demand and increase utilization. In most instances, we receive bookings for tours and charters well in advance, which enables us to predict periods during which equipment utilization is likely to be low. When this occurs, we more actively solicit charter business in an effort to maintain equipment utilization or schedule alternative uses for its equipment, particularly during the winter months when tourism declines.

Equipment

We currently operate 23 motor coaches. Eleven of these motorcoaches are 2005 MCI motorcoaches (3 J Model vehicles and 8 DL model vehicles). The remaining twelve motorcoaches are 1997, 1998, 2000 and 2001 Van Hool motorcoaches.

Prior to June 2005 we used only Van Hool motorcoaches. In May 2005 we entered into a contract relating to the acquisition of 11 MCI motorcoaches. In June 2005, we received eleven new MCI motorcoaches and traded in eleven of our older Van Hool motorcoaches. We expect to trade in the remaining twelve older Van Hool Motorcoaches by the end of July 2005. At such time our entire fleet will consist of new MCI motorcoaches.

The MCI motorcoaches have many luxury features that enhance our client's experience and provide for a comfortable and safe ride, including spiral entrance stairways, Jacob's(R) engine brake, anti-lock braking system, projector headlamps, frameless windows, fully multiplexed electrical system, air-locking baggage compartments and chemical-type lavatories.

We believe that the acquisition of new motorcoaches will help us to compete better in our market, since we will be able to offer our customers a more comfortable luxury ride in a brand new motorcoach.

We acquired the 11 new MCI motorcoaches pursuant to a purchase agreement with MCI (Motor Coach Industries) that we entered into on May 24, 2005. Pursuant to the agreement we paid an aggregate purchase price of $4,211,000. We obtained financing for the purchase of these new motorcoaches through Caterpillar Financial Services Corporation. Under the terms of the financing arrangement, we paid an aggregate down payment of $165,000 and we financed the remaining $4,046,000.

The motorcoaches come with a nontransferable 30 month (unlimited mileage) limited warranty from MCI. MCI warrants during the warranty term that each motorcoach, subject to specified exceptions, will be free from defects in material and workmanship. Following are some of the limitations that apply under the warranty:

----------------------------- --------------------------------------------------
Part                          Coverage
----------------------------- --------------------------------------------------
Belts                         24 months
----------------------------- --------------------------------------------------
Brake Drums & Shoes           Not covered
----------------------------- --------------------------------------------------
Brake Rotors & Pads           Not covered
----------------------------- --------------------------------------------------
Engine                        24 months, covered only by engine supplier
----------------------------- --------------------------------------------------
Engine Accessories            24 months, covered only by engine supplier
----------------------------- --------------------------------------------------
Entertainment system          Covered only by system supplier
----------------------------- --------------------------------------------------
Transmission                  24 months, covered only by transmission supplier
----------------------------- --------------------------------------------------

The warranties on our older Van Hool motorcoaches have all expired.

Maintenance

We currently have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. This program includes regular safety checks when a motorcoach returns to our garage, regular oil and filter changes, lubrication, cooling system checks and wheel alignment on average every 6,000 to 12,000 miles, and more extensive maintenance procedures at greater intervals. Interiors of motorcoaches are cleaned and exteriors washed usually on a daily basis.

Repairs and maintenance are performed at our Brooklyn garage facility. This facility has on location a total of 7 mechanics and other maintenance personnel at July 14, 2005. Most maintenance provided by outside facilities results from on-the-road breakdowns or involves major engine overhauls, which are performed by the dealer.

Employees, Drivers and Other Personnel

At July 14, 2005, we had approximately 45 full time employees, of whom 30 were drivers and 7 were maintenance personnel. The balance included administrative personnel, sales and customer service personnel and dispatchers. We also utilize approximately 18 independent contractors to drive our motorcoaches on a regular basis.

We have historically had relatively minimal driver turnover among full-time drivers. Safety and dependability of drivers are critical to our operations. Drivers are required to comply with all applicable Federal, state and driver qualification and safety regulations, including hours of service and medical qualifications, and to hold a Commercial Driver's License issued in conformity with regulations of the Federal Highway Administration (FHWA). Drivers are also subjected to drug and alcohol testing requirements imposed by the FHWA, including random, reasonable suspicion and post-accident testing. Driver applicants are required to have significant driving experience and to pass medical examinations.

No unions currently represent any of our employees and we are not a party to any collective bargaining agreements. We have not experienced any work stoppages and believe that relationships with our employees are satisfactory.

Safety

We are dedicated to maintaining safe operations. We adhere to the FHWA and comparable state motor carrier safety rules, including rules concerning safe motor vehicle equipment, driver qualifications and safe operation of vehicles. Our drivers undergo regular drug and alcohol testing in conformity with FHWA and comparable state requirements. We also address accidents and other incidents and take follow-up steps intended to reduce the risk of repeat accidents and incidents.

Risk Management and Insurance

The primary risks involved in our operations are bodily injury, property damage and workers' compensation. We currently maintain insurance against these risks and we are subject to liability as self insurers to the extent of the deductible under each policy.

We currently maintain liability insurance for bodily injury and third party property damage in sufficient amounts to meet all applicable Federal requirements. Our workers' compensation policy complies with New York State law.

Fuel Availability and Cost

Fuel prices are subject to sudden increases as a result of variations in supply levels and demand. Any sustained increase in fuel prices could adversely affect our results of operations due to the resulting increase in our operating costs. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect our results of operations.

Competition

The portions of the motorcoach industry in which we operate are highly competitive, fragmented and served by numerous operators, most of which serve only a single area or region. Our competitors include Lotus Tours, Skyliner Bus Company and Fung Wah Bus Company.

We believe that the principal competitive factors in the bus service industry are reliability, customer service and price, as well as equipment comfort and appearance.

We believe that our competitive position is at least equal to that of other regional bus service companies that operate with 10 to 30 buses running out of a single depot and better than that of smaller bus service companies having less than 10 buses. Our methods of competition include using late model MCI motorcoaches. We believe that our clients find these coaches to be more luxurious than other coaches.

Regulation

The United States Secretary of Transportation and three agencies within the United States Department of Transportation (the Surface Transportation Board, the Federal Highway Administration, and the Federal Transit Administration) regulate, to a limited extent, our interstate motorcoach operations. The Federal Highway Administration, or FHWA, requires our interstate motorcoach operators to register with that agency, to maintain minimum amounts of insurance and to operate in conformity with safety regulations. One or more of the regulatory bodies listed above requires our interstate motorcoach operators to adhere to driver qualification guidelines, to provide transportation service on reasonable request and to provide safe and adequate service and vehicles; however, none of the regulatory bodies regulates our interstate motorcoach fares, nor do they require our interstate motorcoach operators to file tariffs. The Surface Transportation Board, or STB, and the FHWA can impose civil penalties upon us for violations of applicable regulatory requirements; the FHWA may suspend, amend or revoke our motorcoach operator's registration for our operator's substantial failure to comply with applicable regulations. We believe that we have conducted our operations in substantial compliance with applicable regulations, and we do not believe that ongoing compliance with such regulations will require us to make substantial capital expenditures.

Federal regulatory authority preempts state and local governments from regulating the scheduling or rates of interstate or intrastate transportation provided by motorcoach operators on interstate routes. State and local regulation of interstate and intrastate charter bus transportation is also preempted.

Environmental Matters

Our operations are subject to various Federal, state and local environmental laws and regulations governing vehicle emissions, aboveground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with our in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. There is a 6,000 gallon above ground storage tank at our Brooklyn garage depot. We also wash our motorcoaches at our Brooklyn garage depot and the resulting waste must be disposed of in accordance with regulatory requirements. In the event of a spill, we would be responsible for the cost of the clean-up. Our oil based fluids (motor oil, antifreeze, etc.) are removed by a waste oil company at no cost to us. This waste oil company refines and resells or otherwise utilizes these fluids.

Our cost of compliance with environmental laws is approximately $3,000 per year consisting mostly of fees paid to remove coach lavatory waste.

Dependence upon Major Customers

For the fiscal years ended November 30, 2004 and 2003 we generated approximately $2,492,200 and $1,217,350 in revenues, respectively, from one customer (Mohegan Sun Casino). These revenues constituted approximately 47% and 27% of our total revenues for fiscal year 2004 and 2003, respectively. Another customer, SGS Travel, contributed $1,081,293 to our revenues in fiscal year 2004 and $888,508 in fiscal year 2003, which constituted 21% and 20% of our revenues in such years, respectively. Trump Plaza contributed $793,522 to our revenues in fiscal year 2004 and $310,732 to our revenues in fiscal year 2003, which constituted 15% and 7% of our total revenues in such years, respectively. We do not have any written agreements with any of these major customer and these customers have indicated that they have no intention of entering into written agreements with us for our provision of bus services to them. Therefore, the provision of services to these customer is provided by us "at will" and the customers may decide not to use our services at any time.

Risk Factors

      You should carefully consider the risks described below, which constitute all of the material risks facing us. If any of the following risks actually occur, our business could be harmed. You should also refer to the other information about us contained in this registration statement, including our financial statements and related notes.

FINANCIAL RISKS

We only have $658,236 in current assets of which only $1,975 was cash and cash equivalents at February 28, 2005. Our total current liabilities as at such date were $3,623,416. This means we have a working capital deficit of $2,965,180. We also have long term debt of $2,681,756.

In order to effectively run our business we will require additional working capital. We may seek to satisfy our future funding requirements through revenues generated through our operations, the proceeds of public or private offerings of our securities, or through loans from financial institutions or our controlling stockholders. We do not have any immediate plans to effect a private placement or public offering of our securities nor do we have any written or verbal commitments from any other source of financing. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may result in delays in making capital expenditures that management believes are necessary to effectively operate our business and compete in our market. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.

Our auditor has expressed substantial doubt about the continuing operation of our business.

The audit report of our independent auditor for the fiscal year ended November 30, 2004 and 2003 indicates that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern. Any amounts invested in Bestway would be lost if we are unable to continue to operate our business as a going concern. As shown in the financial statements, the accumulated deficit at November 30, 2004 and 2003 amounted to $651,039 and $693,210 respectively, and though we experienced net income of $42,171 in fiscal 2004, we experienced a net loss of $359,812 for the year ended November 30, 2003. We will need additional resources to finance our future operations. The continued existence of the company is principally dependent on its ability to raise this additional capital.

BUSINESS RISKS

Our business is subject to seasonal fluctuations, which makes our revenues and results of operations vary from season to season.

The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, our revenues and results of operations are lower in winter months.

Fuel is one of our most significant operating expenses. Fuel costs are subject to significant fluctuations due to economic factors. Fluctuations in the cost of fuel can have a significant impact on our operations and results of operations.

Fuel is one of our most significant operating expenses. Fuel prices are subject to sudden increases as a result of variations in supply levels and demand. Any sustained increase in fuel prices could adversely affect our results of operations. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect our results of operations.

Insurance costs in the motorcoach industry have increased significantly over the last few years and it has become increasingly difficult for us to find insurance at commercially reasonable rates. We cannot operate without insurance.

In fiscal year 2004, we paid $475,851 in insurance premiums to insure our buses and $75,411 in insurance premiums for worker's compensation insurance. In 2003 we paid $409,360 in insurance premiums to insure our buses and $47,947 in worker's compensation insurance. Insurance costs continue to increase each year. The increase in insurance costs has negatively affected our cash flows. Furthermore, although we were able to obtain insurance for 2005, the process for obtaining insurance was prolonged and we were rejected by some of the insurance companies that we applied to for insurance before being able to ultimately secure insurance.

We are self-insured for the deductible amounts under our insurance policies. If we were to experience a significant increase in the number of claims for which we are self-insured or claims in excess of its insurance limits, our results of operations and financial condition would be adversely affected.

As a provider of motorcoach services, we are subject to significant regulations. Compliance with these regulations requires us to incur operating costs, which affect our bottom line.

Motorcoach operators are also subject to extensive safety requirements and requirements imposed by environmental laws, workplace safety and anti-discrimination laws, including the Americans with Disabilities Act. Safety, environmental and vehicle accessibility requirements for motorcoach operators have increased in recent years, and this trend could continue. The FHWA and state regulatory agencies have broad power to suspend, amend or revoke our operating authorizations for failure to comply with statutory requirements, including safety and insurance requirements. Many states require motorcoach operators to obtain authority to operate over certain specified intrastate routes, and, in some instances, such authority cannot be obtained if another operator already has obtained authority to operate on that route. As a result, there may be regulatory constraints on the expansion of the our operations in these states.

CONCENTRATED CONTROL RISKS

The management team voting together has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person. Wilson Cheng, our Chief Executive Officer and President, is also the only person knowledgeable about our business, affairs and history and the loss of his services would likely result in the indefinite cessation of our operations and the complete failure of our current business plan.

Our management team owns, in the aggregate, 57.94% of our outstanding common stock. Mr. Cheng, our Chief Executive Officer, owns 54.70% of the outstanding common stock; Vivian Cheng, Mr. Cheng's sister, a director and the Secretary of Bestway, owns 1.71% of our outstanding common stock; Kelvin Chan, our Chief Operating Officer, owns 0.85% of our outstanding common stock; and Jovi Chen, our VP of Sales and Marketing, owns 0.68% of our outstanding common stock. Our current management team, acting together has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. Our management team is in a position to elect all of our directors and to dictate all of our policies. Currently, none of our directors are independent. All of our directors are members of our management team.

Furthermore, since Mr. Cheng is our founder and currently our Chief Executive Officer, no other person affiliated with, or employed by, us has his in depth knowledge of our day to day operations or institutional knowledge regarding our history and past affairs. We do not currently have an employment agreement with Mr. Cheng. The loss or inability of Mr. Cheng to perform his duties would likely result in the indefinite cessation of our operations and the complete failure of our current business plan. We have no key man insurance on the life of Mr. Cheng. We anticipate the hiring of new employees in connection with the planned expansion of our business. Our future success will depend in significant part on our ability to hire and retain key technical sales and senior management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

MARKET RISKS

There is no public market for our common stock, and even if a market develops, it will likely be thin and subject to manipulation.

Our common stock is not listed on any exchange or quoted on any similar quotation service, and there is currently no public market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. As a result, stockholders may be unable to liquidate their investments, or may encounter considerable delay in selling shares of our common stock. A trading market may not develop in the future, and if one does develop, it may not be sustained. If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the low revenue nature of our business and because we are a new public company with a relatively limited operating history. Further, even if a public market develops, the volume of trading in our common stock will presumably be limited and likely be dominated by a few individual stockholders. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time.

The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

We will likely raise additional funds in the future by issuing additional shares of common stock or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our company prior to selling your interest in Bestway.

We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this "Risk Factors" section, you may not receive any return on your investment even when you sell your shares in our company.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. We have authorized 20,000,000 shares of common stock. We have outstanding 11,700,000 shares of common stock. Accordingly, we have 8,300,000 shares of common stock available for future sale.

As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease its price. Some or all of the shares of common stock may be offered from time to time in the open market under Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. In general, a person who has held restricted shares for a period of one year may, on filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to 1% of the outstanding shares for Bulletin Board Companies. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

The SEC's penny stock rules apply to us. These rules may have the effect of decreasing the liquidity of our stock and increasing the transaction cost for transactions in our stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent of the customers and provide monthly account statements to the customer. With all these restrictions, the likely effect of designation as a low priced stock will be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and to increase the transaction cost of sales and purchases of such stock compared to other securities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

We were incorporated in New York on August 4, 1997. Our primary activity is to provide bus services on both a contracted and per seat basis. Most of our revenues are derived through the provision of specialized destination route service, which is comprised of daily scheduled service to and from casinos in Atlantic City and specified locations in Manhattan, Queens and Brooklyn. Tickets are sold through independent agents retained by the casinos and at specified locations. Customers are taken on an "open-door" basis or by reservation. We also provides charter services at a fixed daily rate, based on mileage and hours of operation. We have informal arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organized tours. Under these arrangements, we provide the motorcoach and driver at a fixed daily rate.

The following table sets forth, for the periods presented, data regarding the total revenue and source of revenue earned by Bestway.

                                   YEAR ENDED
                                   ----------

            November 30, 2004                              November 30, 2003
            -----------------                              -----------------

            Amount                 Percentage              Amount                 Percentage
            ------                 ----------              ------                 ----------
Casinos    $4,661,940                     89%             $3,591,160                    80%

Tours         555,139                     11%                903,784                    20%

Charter         4,439                     <1%                 12,260                    <1%

Other          33,149                     <1%                      -                     0%

Total       5,524,667                    100%             $4,507,204                   100%

Economic and Industry Wide Factors Relevant to Bestway

Our business is seasonal in nature and generally follows the travel industry as a whole, with peaks during the summer months and the Thanksgiving and Christmas holiday periods. As a result, our operating cash flows are also seasonal with a disproportionate amount of our annual operating cash flows being generated during the peak travel periods. The day of the week on which certain holidays occur, the length of certain holiday periods, and the date on which certain holidays occur within the fiscal quarter, may also affect our quarterly results of operations.

One industry wide factor that is relevant to our business is that all of our customers, including our major customers, are "at will" customers. This means that customers can terminate our services at any time and without penalty. We have no written contracts with any customer.

In order to retain customers, therefore, we must provide reliable and professional service. Management believes that customer retention is due to the following factors:

      o Reputation for passenger safety and providing efficient, on-time service;

      o Maintaining long-standing relationships with the casinos and independent ticket agents that we serve;

      o The preference of casino ticket agencies to maintain continuity of service with their current proven contractor rather than risk the uncertainty associated with a replacement.

Material Risks, Trends and Uncertainties Affecting Bestway's Business

One of the material risks and uncertainties that faces our business is that some of the material costs of running our business are not fixed costs. The major costs that are not fixed costs are fuel expense and insurance costs.

Fuel is one of our most significant operating expenses. Fuel costs are subject to significant fluctuations due to economic factors. Fluctuations in the cost of fuel can have a significant impact on our operations and results of operations. Any sustained increase in fuel prices could adversely affect our results of operations.

Insurance costs in the motorcoach industry have increased significantly over the last few years and it has become increasingly difficult for us to find insurance at commercially reasonable rates. Annual rates of $21,000 per motorcoach are commonplace. During the past few years, insurers have been abandoning the New York market. Our current liability insurance and worker's compensation insurance premiums increased more than 100% over the past few years. We cannot operate without insurance. In fiscal year 2004, we paid $420,956 in insurance premiums to insure our buses and $75,411 in insurance premiums for worker's compensation insurance. In 2003 we paid $409,360 in insurance premiums to insure our buses and $47,947 in worker's compensation insurance. Insurance costs continue to increase each year. The increase in insurance costs has negatively affected our cash flows. Furthermore, although we were able to obtain insurance for 2005, the process for obtaining insurance was prolonged and we were rejected by some of the insurance companies that we applied to for insurance before being able to ultimately secure insurance.

Another trend or uncertainty affecting our business is the current state of the nation's security. The U.S. Department of Homeland Security has implemented the Homeland Security Advisory System, which is designed to target our country's protective measures when specific information to a specific sector or geographic region is received. The system combines threat information with vulnerability assessments and provides communications to public safety officials and the public. A color-coded threat level system was implemented to communicate with public safety officials and the public at-large. Changes or increases in the threat condition has economic, physical, and psychological effects on the nation and can significantly affect our operations. We have noticed that our business will slow down when a higher alert status is issued by the Department of Homeland Security. We have also experienced cancellation of booked tours or other engagements as a result of an increase in the alert status issued by the Department of Homeland Security after a tour or other engagement was booked, but before the services were provided.

Cost of Sales

The principal elements of the costs of sales are labor, fuel, parts, vehicle insurance, equipment lease expense and rent. Historically, costs of sales have varied directly in proportion to revenues, and approximately 74% and 72% of fiscal 2004 and 2003 costs of sales were variable costs consisting of direct labor (primarily driver wages and related employment expenses), fuel costs and maintenance costs. We spent approximately $593,000 and $692,000 on fuel in fiscal years 2004 and 2003, respectively.

General and administrative expenses include costs associated with our headquarters in New York City, the Brooklyn terminal where we depot our buses and managerial salaries. In fiscal year 2003 we increased the size of our staff in our corporate headquarters to accommodate growth. Management believes that it currently has sufficient staff to support anticipated revenue levels for fiscal year 2005 and 2006. We anticipate that the increased general and administrative costs will be slightly offset if and when our business grows further and if we are able to effectively realize economies of scale by (i) spreading the cost of the administrative staff and facilities over a larger revenue base; and (ii) capturing savings in expenses such as vehicle insurance and vehicle parts and services.

Operating Results For Fiscal Year 2004 Compared To 2003 (Audited)

The following table summarizes the results of our operations during the fiscal year ended November 30, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2003 fiscal year to the 2004 fiscal year.

------------------------------------ ------------------ ------------------- ----------------- ----------------
                                                                                                 Percentage
                                                                                Increase          Increase
Line Item                                11/30/04           11/30/03            (Decrease)        (Decrease)
------------------------------------ ------------------ ------------------- ----------------- ----------------
Revenues                                  $5,254,667           4,507,204           747,463            16.6%
------------------------------------ ------------------ ------------------- ----------------- ----------------
Net income (loss)                             42,171           (359,812)           401,983         401,983%
------------------------------------ ------------------ ------------------- ----------------- ----------------
Operating Expenses                         4,312,411           3,840,229           472,182           12.30%
------------------------------------ ------------------ ------------------- ----------------- ----------------
General and Administrative Expenses          509,549             926,730         (417,181)          (81.9%)
------------------------------------ ------------------ ------------------- ----------------- ----------------
Interest Expenses                          (405,370)           (396,125)             9,245           (2.3%)
------------------------------------ ------------------ ------------------- ----------------- ----------------
Earnings (Loss) per common share                0.00              (0.03)              0.03             300%
------------------------------------ ------------------ ------------------- ----------------- ----------------

Total revenues increased $747,463, or 16.6%, to $5,254,667 in fiscal year 2004 as compared to fiscal year 2003. The increase in revenues was primarily due to an increase in rates charged to casinos that we provide services to and increased revenues from our special destination services to casinos as the result of the addition of 3 new casino line runs in 2004 compared to 2003.

Operating expenses increased $472,182 or 12.30% to $4,312,411 for 2004 fiscal year as compared to our 2003 fiscal year. The increase in operating expenses was primarily due to increases in the following expenses from fiscal year 2003 to 2004:

      o     increases in toll expenses;
      o     increases in fuel expenses;
      o     increases in cost of parts, supplies and roadside service;
      o     increased payroll expenses; and
      o     increased taxes.

General and administrative expenses in 2004 decreased $417,181 or 81.9%, from $926,730 in fiscal year 2003 to $509,549 in fiscal year 2004. The decrease in general and administrative expenses was largely due to the decrease of $375,104 in salaries expenses from fiscal year 2003 to 2004. Management salaries have historically been left largely up to the board's discretion, and were significantly lower in fiscal 2004 due to the company's current conditions. However, on June 5, 2005, our President and Chief Executive Officer entered into an employment agreement with us for the purpose of setting his compensation so that it would no longer fluctuate significantly from year to year. In addition, bank service charges decreased $27,230 from fiscal 2003, since the company switched banks to avoid the previously higher fees, and accounting expenses decreased $45,083 from fiscal 2003, since the company hired accounting consultants in fiscal 2003 but not in 2004.

Interest expense increased $9,245 in fiscal year 2004 or 2.3% due to mainly due to two notes payable that began to accrue interest in 2004.

Net income increased $401,983 in fiscal year 2004 from a net loss of $359,812 in fiscal year 2003 compared to a gain of $42,171 due primarily to the combination of the above mentioned factors.

Operating Results For Fiscal Quarter Ended February 28, 2005 Compared To February 28, 2004 (Unaudited)

The following table summarizes the results of our operations during the fiscal quarter ended February 28, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the first fiscal quarter of 2004 compared to the first fiscal quarter of 2005.

--------------------------------------------------------------------------------------------------------------
Line Item                                      2/28/05            2/28/04            Increase       Percentage
                                                                                    (Decrease)      Increase
                                                                                                    (Decrease)
--------------------------------------------------------------------------------------------------------------
Revenues                                     1,307,270           1,100,548           206,722           18.78%
--------------------------------------------------------------------------------------------------------------
Net income (Loss)                              (52,776)            (44,159)            8,617           19.51%
--------------------------------------------------------------------------------------------------------------
Operating Expenses                           1,169,540             983,747           185,793           18.89%
--------------------------------------------------------------------------------------------------------------
General and Administrative Expense             119,194             105,196            13,998           13.31%
--------------------------------------------------------------------------------------------------------------
Interest Expense                               114,552              94,944            19,608           20.65%
--------------------------------------------------------------------------------------------------------------
Earnings (Loss) per common share                  0.00                0.00              0.00               0%
--------------------------------------------------------------------------------------------------------------

Total revenues during the first fiscal quarter of 2005 increased $206,722 or 18.7%, to $1,307,270 as compared to the first fiscal quarter of 2004. The increase in revenues was primarily due to an increase in rates that we charge to the casinos that we provide services to.

Operating expenses increased $185,793 or 18.89% to $1,169,540 for the first fiscal quarter of 2005 as compared to the same quarter in 2004. The increase in operating expenses was primarily due to increases in the following expenses from fiscal first fiscal quarter of 2005 compared to 2004:

      o     increases in insurance expenses;
      o     increases in fuel expenses;
      o     increases in cost of parts, supplies and roadside service;
      o     increased payroll expenses; and
      o     increased taxes.

General and administrative expenses in the first fiscal quarter of 2005 increased by $13,998 or 13.31%, from $105,196 in the first fiscal quarter of 2004 compared to $119,194 in the first fiscal quarter of 2005. The increase in general and administrative expenses was largely due to increased salaries of $6,434 from the first fiscal quarter of 2004 due to additional help required to support the additional revenues, and to increased line of credit fees of $7,604, which did not exist during the first fiscal quarter of 2004.

Interest expense in the first quarter of 2005 was $114,552 and interest expense in the same quarter of 2004 was $94,944. Interest expense increased $19,608 in the first fiscal quarter of 2005 or 20.65% compared to the same quarter of last year due to mainly due to two additional loans in 2005 that did not exist during the first quarter of 2004.

Net loss was $52,776 in the first fiscal quarter of 2005 and $44,159 in the same quarter of last year. Net loss increased $8,617 or 19.51% in the first fiscal quarter of 2005 as compared to the same quarter of 2004 due primarily to the combination of the above mentioned factors.

Liquidity and Capital Resources

As of February 28, 2005, we had $1,975 in cash and cash equivalents, total current assets of $658,236 and a working capital deficit of $2,965,180. We provided $931,442 via operating activities for the year ended November 30, 2004. Our current annual operating costs are approximately $4,200,000.

We acquired 11 new MCI motorcoaches pursuant to a purchase agreement with MCI (Motor Coach Industries) that we entered into on May 24, 2005. Pursuant to the agreement we are required to pay an aggregate purchase price of $4,211,000. We obtained financing for the purchase of these new motorcoaches through Caterpillar Financial Services Corporation. Under the terms of the financing arrangement, we paid an aggregate down payment of $165,000 and we financed the remaining $4,046,000.

Under the terms of the financing arrangement, we are required to make a total of 84 monthly payments. The payments are in the approximate amount of $56,416 and we are required to make a final balloon payment equal to 20% of the net purchase price or $809,200. The interest rate is 8.25% per annum.

The financing provided by Caterpillar Financial Services Corporation is secured by a first priority lien on the motorcoaches and is personally guaranteed by Wilson Cheng, our Chairman, Chief Executive Officer and controlling stockholder. In consideration for personally guaranteeing the financing for the acquisition of the motorcoaches, on May 24, 2005, we issued to Mr. Cheng 2,000,000 shares of our Common Stock.

We anticipate that revenues generated through our operations during the 2005 fiscal year will be sufficient for the next 12 months of our operations even if we do not raise any additional capital through the private placement of our securities, loans from our principal stockholders or otherwise.

Cash Flow Analysis

Fiscal Year ended November 30, 2004 Compared to November 30, 2003 (Audited)

The following table summarizes the statements of cash flows from the financial statements:

------------------------------------------------------ -----------------------------------------------
                                                                      Year Ended November 30,
------------------------------------------------------ -----------------------------------------------
                                                                    2004                    2003
                                                                    ----                    ----
------------------------------------------------------ ---------------------- ------------------------
Net Cash Provided By (Used In) Operating Activities                $ 931,442                 $733,447
------------------------------------------------------ ---------------------- ------------------------
Net Cash (Used) Provided By Investing Activities                     278,737                        -
------------------------------------------------------ ---------------------- ------------------------
Net Cash Provided By (Used In) Financing Activities                 (976,634)                (741,507)
------------------------------------------------------ ---------------------- ------------------------
Net Increase (decrease) in Cash and Cash Equivalents                 233,545                   (8,060)
------------------------------------------------------ ---------------------- ------------------------
Cash and Cash Equivalents - Beginning of Period                       24,906                   32,966
------------------------------------------------------ ---------------------- ------------------------
Cash and Cash Equivalents - End of Period                            258,451                   24,906
------------------------------------------------------ ---------------------- ------------------------

For the years ended November 30, 2004 and 2003, our operating activities generated $931,442 and $733,447 in cash, respectively. This change in cash flow generated from operations is primarily attributable to an increase in revenues generated by our special destination services due to an increase in rates and the addition of 3 new casino line runs in fiscal year 2004.

For the years ended November 30, 2004 and 2003, our investing activities provided $278,737 and $0 cash, respectively. This increase in cash provided by investing activities is attributable to the sale of a subsidiary.

For the years ended November 30, 2004 and 2003, our financing activities used $976,634 and $741,507 of cash, respectively. The change in cash flow generated from financing is primarily attributable to the refinancing of 17 of our buses.

Fiscal Quarter ended February 28, 2005 Compared to February 28, 2004 (Unaudited)

The following table summarizes the statements of cash flows from the financial statements:

------------------------------------------------------------------------------------------------
                                                                    Quarter Ended February 28,
------------------------------------------------------------------------------------------------
                                                                    2005                   2004
                                                                    ----                   ----
------------------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Operating Activities             $(106,522)             $339,457
------------------------------------------------------------------------------------------------
Net Cash (Used) Provided By Investing Activities                   (6,213)              (49,493)
------------------------------------------------------------------------------------------------
Net Cash Provided By (Used In) Financing Activities              (143,741)             (223,180)
------------------------------------------------------------------------------------------------
Net Increase (decrease) in Cash and Cash Equivalents             (256,476)               66,784
------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - Beginning of Period                   258,451                24,906
------------------------------------------------------------------------------------------------
Cash and Cash Equivalents - End of Period                           1,975                91,690
------------------------------------------------------------------------------------------------

For the quarter ended February 28, 2005 and 2004, our operating activities generated (used) $(106,522) and $399,457 in cash, respectively. This change in cash flow used in operations is primarily attributable to increases in trade accounts receivable and decreases in accounts payable and accrued liabilities.

For the quarters ended February 28, 2005 and 2004, our investing activities provided (use) $(6,213) and $(49,493) in cash, respectively. This decrease in cash used in investing activities is attributable to more purchases of property and equipment in the first quarter of 2004 and fewer purchases of these items in the first quarter of 2005.

For the quarters ended February 28, 2005 and 2004, our financing activities provided (used) $(143,741) and $(223,180) of cash, respectively. The decrease in cash flow used in financing is primarily attributable to lower required payments on the refinanced buses and additional financing from banks and credit cards in the first quarter of 2005.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, our revenues and results of operations are lower in winter months.

Inflation

Our business, revenues and operating results are not affected in any material way by inflation.

Critical Accounting Policies

The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the following significant policies as critical to the understanding of our financial statements.

      o Goodwill - We adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) effective January 1, 2003. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment or more frequently, if indications of possible impairment exist. We have performed the requisite transitional impairment tests for goodwill as of November 30, 2003. Based on these tests, management has determined that goodwill was not impaired, but due to the sale of the subsidiary during the year ended November 30, 2004, goodwill had been eliminated.

      o Insurance Coverage - We maintain comprehensive vehicle liability, general liability, workers' compensation and property insurance to insure its assets and operations, with some claims subject to certain deductibles and no deductibles for other claims. Our management continually evaluates the adequacy of our insurance and whether a reserve for outstanding claims, not covered by our present insurance coverage and when certain insurance deductibles are not met, is warranted.

      o Significant Estimates - Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates are related to the valuation of liability reserves and the useful lives for amortization and depreciation, as well as the realization of the tax benefits of net operating losses.

ITEM 3.  DESCRIPTION OF PROPERTY.

Our current facilities consist of an administrative office located at 2 Mott Street, New York, New York 10012 and a garage depot located at 183 7th Avenue, Brooklyn, New York 11215. Both facilities are leased.

We have approximately 3,000 square feet of office space at our Mott Street executive office. The monthly rental for this space through January 31, 2006 is $3,297.25 (not including utilities) The lease has a term of nine years and will expire on February 1, 2006.

We have approximately 16,000 square feet at its Brooklyn garage. This space is leased to us under a 6 year lease that terminates on January 31, 2009. Our monthly rental rate under this lease is $9,000 per month. This amount increases to $9,500 per month beginning on February 1, 2007. Of the 16,000 square feet, 10,000 square feet is used as an indoor parking terminal and forhousing our maintenance and service facility. The remaining 6,000 square feet consists of a wash bay that is utilized to clean the exterior and interior of our motorcoaches.

We also rent 100 square feet of space in midtown Manhattan, New York, at a monthly rental rate of $1,000. The monthly rental rate under this lease does not escalate during the term. This lease will terminate in 2007. We plan to utilize this space as a ticket sales location.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth, as of July 14,2005, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of Bestway. Also included are the shares held by all executive officers and directors as a group.

                                          Amount and Nature of  Percent of
Name and Address of Beneficial Owner      Beneficial Owner      Class Owned
----------------------------------------- --------------------- ---------------
Xu Kexi                                        1,400,000             10.23%
14/D De Cheng Building
1436 Chang De Road
Hong Kong

Wilson Cheng                                   8,400,000             61.40%
2 Mott Street
New York, New York 10013

Vivian Cheng                                     200,000              1.46%
2 Mott Street
New York, New York 10013

Kelvin Chan                                      100,000              0.73%
2 Mott Street
New York, New York 10013

Jovi Chen                                         80,000              0.58%
2 Mott Street
New York, New York 10013

All Directors and Officers as                  8,780,000             64.18%
a Group (the 4 persons named above)

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers of Bestway

The directors and executive officers of Bestway are as follows:

Name                            Age       Position

Wilson Cheng                    34        President, Treasurer and Chairman
                                          of the Board of Directors

Vivian Cheng                    37        Executive Vice President and
                                          Director

Kelvin Chan                     38        Chief Operating Officer, General
                                          Manager and Director

Jovi Chen                       29        Vice President of Sales and
                                          Marketing

Wilson Cheng is Bestway's founder, Chairman, Chief Executive Officer, President and Treasurer. He has served in such capacities since the inception of Bestway in August 1997. From 1993 to August 1997, Mr. Cheng was the President of Bestway Tour & Travel Inc., a travel agency located in New York City.

Vivian Cheng has served as the Executive Vice President and Secretary of Bestway since its inception in August 1997. From 1993 to date, Ms. Cheng served as the Vice President of Bestway Tour & Travel Inc., a travel agency located in New York City. Prior to that, Ms. Cheng served as Tour Marketing Manager of Chinese American Travel, Inc., from October 1987 through February 1993.

Kelvin Chan became Bestway's Chief Operating Officer and General Manager in October 1998. Prior to that, Mr. Chan was responsible for development, marketing and management of all development and sales at D&D Trading Inc. from June 1988 to September 1998.

Jovi Chen, has served as Vice President of Sales and Marketing since Bestway's inception in August 1997. Prior to joining Bestway he served as Tour Manager of Bestway Tour & Travel Inc. from July 1995 to August 1997.

Wilson Cheng, our Chairman, President and Treasurer, and Vivian Cheng, our Executive Vice President and Director, are siblings.

Except for Vivian Cheng, each of the executive officers and directors named above devotes 100% of his or her business time to the affairs of Bestway. Ms. Cheng devotes approximately 50% of her business time to the affairs of Bestway with the remaining 50% of her business time being devoted to the affairs of Bestway Tour & Travel, a travel agency.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Code of Ethics

On April 12, 2005, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Cheng is our only officer subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Cheng serves as a director and since he is a controlling stockholder he is largely responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as an exhibit to this registration statement.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chairman and Chief Executive Officer, Wilson Cheng. None of our other officers receives aggregate compensation equal to or in excess of $100,000.


                               Annual Compensation                     Long-Term Compensation
                               -------------------                     ----------------------
                                                                       Awards                      Payouts
                                                                       ------                      -------
                                                                                    Securities
                                                         Other         Restricted   Underlying                All
Name                                                     Annual        Stock        Options/       LTIP       Other
And Principal                         Salary     Bonus   Compensation  Awards       SARs           Payouts    Compensation
Position                    Year      ($)        ($)     ($)           ($)          (#)            ($)        ($)
Wilson Cheng                2004     $  80,000
Chairman and CEO            2003     $ 306,500
                            2002     $ 353,500


Compensation of Directors

All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings.

Employment Agreements

All of our employees, including our executive officers, are employed at will and, except for our chairman and CEO, none of our employees has entered into an employment agreement with us.

On June 5, 2005, Mr. Cheng entered into an employment agreement with Bestway. Under the employment agreement, Mr. Cheng receives a base salary of $225,000 with the possibility to receive a bonus of up to 10% of his base salary if Bestway achieves positive net income. He receives reimbursement for one-half of the premiums for his medical insurance, a company car and gas expense for such car, and a life insurance policy at aggregate premiums of $900 per year. The employment agreement is an at will employment agreement and Mr. Cheng may be terminated at any time without the right to receive any severance.

Stock and Benefit Plans

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers, directors, employees or consultants.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During fiscal year 2004, there was a $313,911 receivable due from Bestway Tour and Travel, a travel agency controlled by Wilson Cheng, our president. This liability was assumed by Mr. Cheng during fiscal year 2004. At the time of the assumption by Mr. Cheng of this liability from Bestway Tour and Travel, we owed Mr. Cheng $363,962. The assignment, therefore, reduced the outstanding related party receivable balance to $0 and the amount due to Mr. Cheng to $50,051. Consistent with our filing of this registration statement and our desire to become a public reporting company, we have adopted a policy that prohibits all loans to related parties.

Mr. Cheng has made interest free loans to us during fiscal years 2004 and 2003. These loans aggregated $50,051 and $390,057 as of November 30, 2004 and 2003, respectively. These loans are not evidenced by any written instrument and they are therefore deemed payable upon demand. However, Mr. Cheng has delivered us a written manifestation of his intention not to demand repayment of these amounts for at least the next twelve months.

In May 2005, we agreed to issue Mr. Cheng 2,000,000 shares of our Common Stock in exchange for Mr. Cheng's personal guarantee of $4,046,000 of debt that we used to acquire 11 new MCI motorcoaches.

ITEM 8. DESCRIPTION OF SECURITIES.

Capital Stock

We are authorized to issue 20,000,000 shares of common stock, $0.001 par value per share. As of July 14, 2005, we had 13,680,000 shares issued and outstanding.

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and to receive dividends when, as and to receive dividends when and if declared by our board from funds legally available for such purposes. Upon liquidation, holders of common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of Bestway. Stockholders do not have cumulative voting rights or preemptive rights.

We are not authorized to issue any classes of stock other than common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

Trading of Securities in Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders of common stock may then be made pursuant to
Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Management will attempt to cause our common stock to trade on the Over-the-Counter Bulletin Board or in the "pink sheets".

To have its securities quoted on the OTC Bulletin Board a company must:

      (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

      (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

To have its securities quoted on the pink sheets a company need not be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators. A company is only required to have a market maker complete and file a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

We are currently eligible to have our securities quoted on the pink sheets by a market maker who files the requisite Form 211 with NASD Regulation, Inc. and completes the Form 211 review process. We will become eligible to have our securities quoted on the OTC Bulletin Board once this Registration Statement becomes effective and we thereby become a public reporting company, subject to having a market maker file a Form 211 with NASD Regulation, Inc. and complete the Form 211 review process.

Transfer Agent

STALT, Inc. currently acts as our transfer agent and registrar.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

Market Price.

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      * that a broker or dealer approve a person's account for transactions in penny stocks and

      * the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

      * obtain financial information and investment experience and objectives of the person; and

      * make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

      * the basis on which the broker or dealer made the suitability determination; and

      * that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders.

We have issued an aggregate of 13,680,000 shares of our common stock to 66 people. The issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated under the Securities Act.

Dividends.

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Securities Authorized For Issuance under Equity Compensation Plans

We do not have any equity compensation plans and no shares of our capital stock are reserved for issuance pursuant to any equity compensation arrangement. None of the shares of our common stock are subject to outstanding options or warrants.

Status of Outstanding Common Stock

Management believes that all of the outstanding common stock of Bestway may be sold pursuant to the resale exemption provided by Rule 144(k) under the Securities Act other than the shares held by our executive officers and directors, which are control shares held by an affiliate and, therefore, may not be transferred pursuant to Rule 144(k). Management believes that all such outstanding shares (other than the aforementioned control shares) are eligible for resale under Rule 144(k) because all of such shares were issued and the full purchase price for such shares was received by us more than two years ago and none of the holders of the shares are affiliates of Bestway.

ITEM 2. LEGAL PROCEEDINGS.

There is no pending litigation by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

We have not sold any of our securities in a private placement transaction or otherwise during the past three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article Seventh of the Certificate of Incorporation of Bestway provides that Bestway may, to the fullest extent permitted by Section 721 and 726 of the Business Corporation Law of New York, indemnify any and all directors and officers whom Bestway shall have power to indemnify under those sections of the Business Corporation law from and against any and all of the expenses, liabilities or other matters referred to in or covered by those sections, and the indemnification provided by Article Seventh is not exclusive.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

                                    PART F/S

FINANCIAL STATEMENTS.

      Set forth below are the audited financial statements for Bestway for the fiscal years ended November 30, 2004 and 2003 and the unaudited financial statements of Bestway for the quarter ended February 27, 2005. These financial statements are attached to this report and filed as a part of this report.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 AND 2003

                                    I N D E X

                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm                   F-2

Consolidated Balance Sheets
     November 30, 2004 and 2003                                           F-3

Consolidated Statements of Operations
     For the years ended November 30, 2004 and 2003                       F-4

Consolidated Statements of Changes in Stockholders' (Deficit)
     For the years ended November 30, 2004 and 2003                       F-5

Consolidated Statements of Cash Flows
     For the years ended November 30, 2004 and 2003                       F-6

Notes to the Consolidated Financial Statements                            F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

Board of Directors
Bestway Coach Express Inc.
New York, N.Y.

We have audited the accompanying restated consolidated balance sheets of Bestway Coach Express Inc. and subsidiary (the Company) as of November 30, 2004 and 2003 and the related restated consolidated statements of operations, changes in stockholders' (deficit), and cash flows for the years then ended. These restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these restated consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bestway Coach Express Inc. and subsidiary as of November 30, 2004 and 2003, and the consolidated results of its operations, changes in stockholders' (deficit), and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan and Company
Kaysville, Utah
February 28, 2005

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                                     November 30,
                                                                              2 0 0 4           2 0 0 3
                                                                          --------------    --------------
                                                       Assets
                                                       ------
Current assets
     Cash and cash equivalents                                            $      258,451    $       24,906
     Trade accounts receivable, net                                              246,985           269,476
     Fuel tax receivable                                                         102,376           238,278
     Insurance proceeds receivable                                               117,605                --
     Inventories                                                                 119,046           104,643
     Prepaid expenses                                                             99,880            64,249
     Due from related company                                                         --           289,801
                                                                          --------------    --------------
         Total current assets                                                    944,343           991,353
                                                                          --------------    --------------
Property and equipment
     Total property and equipment                                              8,447,442         8,365,782
     Less: accumulated depreciation and amortization                          (3,409,868)       (2,860,185)
                                                                          --------------    --------------
         Property and equipment, net                                           5,037,574         5,505,597
                                                                          --------------    --------------
Other assets
     Goodwill                                                                         --           339,319
     Deposits and other assets                                                    32,152            42,819
                                                                          --------------    --------------
         Total other assets                                                       32,152           382,138
                                                                          --------------    --------------
         Total assets                                                     $    6,014,069    $    6,879,088
                                                                          ==============    ==============

                                     Liabilities and Stockholders' (Deficit)
                                     ---------------------------------------

Current liabilities
     Checks drawn in excess of bank balance                               $        9,095    $       15,040
     Current portion of notes payable - banks                                     59,785            61,021
     Current maturities of capitalized lease obligations                       1,284,282         1,995,893
     Notes payable - related parties                                             291,500           444,400
     Notes payable - banks and credit card companies                             284,774           169,890
     Accounts payable and accrued liabilities                                    942,260           706,885
     Accrued salaries - officers                                                 863,728           770,140
                                                                          --------------    --------------
         Total current liabilities                                             3,735,424         4,163,269
                                                                          --------------    --------------
Long-term liabilities
     Capitalized lease obligations, net of current maturities                  2,079,228         2,189,256
     Notes payable - banks                                                       257,593           317,630
     Due to stockholder                                                           57,495           397,057
     Deferred income taxes                                                       535,368           505,086
                                                                          --------------    --------------
         Total long-term liabilities                                           2,929,684         3,409,029
                                                                          --------------    --------------
         Total liabilities                                                     6,665,108         7,572,298
                                                                          --------------    --------------
Commitments and contingencies (Note 15)

Stockholders' (deficit)
     Common stock, $.001 par value, 20,000,000 shares
         authorized, issued and outstanding 11,700,000
         shares in 2004 and 11,700,000 in 2003                                    11,700            11,700
     Additional paid-in-capital                                                  527,800           527,800
     Retained (deficit)                                                       (1,190,539)       (1,232,710)
                                                                          --------------    --------------
         Total stockholders' (deficit)                                          (651,039)         (693,210)
                                                                          --------------    --------------
         Total liabilities and stockholders' (deficit)                    $    6,014,069    $    6,879,088
                                                                          ==============    ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              For the Years Ended
                                                                 November 30,
                                                                 ------------
                                                          2 0 0 4           2 0 0 3
                                                       ------------      ------------
Revenues                                               $  5,254,667      $  4,507,204

Operating expenses                                        4,312,411         3,840,229
                                                       ------------      ------------
         Gross profit                                       942,256           666,975

General and administrative expenses                         509,549           926,730
                                                       ------------      ------------
         Income (loss) from operations                      432,707          (259,755)

Other income (expense)
     Interest income                                          8,024               643
     Federal grants                                              --            36,624
     Other income                                            16,014            58,927
     Gain on sale of subsidiary                              21,078                --
     Interest expense                                      (405,370)         (396,125)
                                                       ------------      ------------
         Total other income (expense)                      (360,254)         (299,931)
                                                       ------------      ------------

Income (loss) before provision for taxes                     72,453          (559,686)

Provision for income (taxes) benefit                        (30,282)          199,874
                                                       ------------      ------------
         Net income (loss)                             $     42,171      $   (359,812)
                                                       ============      ============
Income (loss) per share - basic and diluted            $        .00      $       (.03)
                                                       ============      ============
Weighted average number of shares used to
      determine loss per share                           11,700,000        12,275,000
                                                       ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT)

                 For the Years Ended November 30, 2004 and 2003

                                            Common Stock         Additional                       Total
                                ---------------------------       Paid-In       Retained       Stockholders'
                                   Shares          Amount         Capital       (Deficit)       (Deficit)
                                -----------     -----------     -----------    -----------     -----------
Balance at November 30, 2002     14,000,000     $    14,000     $   525,500    $  (872,898)    $  (333,398)

  Cancelled shares               (2,300,000)         (2,300)          2,300             --              --

  Net loss                               --              --              --       (359,812)       (359,812)
                                -----------     -----------     -----------    -----------     -----------
Balance at November 30, 2003     11,700,000          11,700         527,800     (1,232,710)       (693,210)

  Net income                             --              --              --         42,171          42,171
                                -----------     -----------     -----------    -----------     -----------
Balance at November 30, 2004     11,700,000     $    11,700     $   527,800    $(1,190,539)    $  (651,039)
                                ===========     ===========     ===========    ===========     ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             For the Years Ended
                                                                                 November 30,
                                                                                 ------------
                                                                            2 0 0 4        2 0 0 3
                                                                          ----------     ----------
Cash flows from operating activities:
     Net income (loss)                                                    $   42,171     $ (359,812)
     Adjustment to reconcile net income to net cash
        provided by operating activities:
           Depreciation and amortization                                     549,683        574,454
           Deferred income tax provision                                      30,282       (199,874)
           Goodwill impairment loss                                               --         13,650
           Gain on sale of subsidiary                                        (21,078)            --
           Changes in operating assets and liabilities:
                 Trade accounts receivable, net                               22,491        (95,831)
                 Fuel tax receivable                                         135,902        (60,000)
                 Insurance proceeds receivable                              (117,605)            --
                 Inventories                                                 (14,403)       123,464
                 Prepaid expenses                                            (35,631)         2,751
                 Deposits and other assets                                    10,667        (42,819)
                 Accounts payable and accrued liabilities                    328,963        777,464
                                                                          ----------     ----------
                     Net cash provided by operating activities               931,442        733,447
                                                                          ----------     ----------

Cash flows from investing activities:
     Additional amount expended for acquisition of subsidiary
        prior to sale                                                        (14,603)            --
     Purchase of property and equipment                                      (81,660)            --
     Proceeds from sale of subsidiary                                        375,000             --
                                                                          ----------     ----------

                     Net cash provided by investing activities               278,737             --
                                                                          ----------     ----------
Cash flows from financing activities:
     Checks drawn in excess of bank balance                                   (5,945)       (69,862)
     Proceeds from notes payable - banks                                     114,884        250,000
     Principle payments on note payable - banks                              (61,273)       (64,543)
     Payment of notes payable - related parties                             (152,900)      (122,805)
     Proceeds from due to stockholder                                             --        119,515
     Payment of due to stockholder                                           (49,761)            --
     Repayment of capitalized lease obligations                             (821,639)      (853,812)
                                                                          ----------     ----------

                     Net cash used in financing activities                  (976,634)      (741,507)
                                                                          ----------     ----------

Net increase (decrease) in cash and cash equivalents                         233,545         (8,060)

Cash and cash equivalents - beginning of year                                 24,906         32,966
                                                                          ----------     ----------

Cash and cash equivalents - end of year                                   $  258,451     $   24,906
                                                                          ==========     ==========
Non-cash investing and financing activities:
     Assignment of due from related party receivable to stockholder,      $  289,801     $       --
         resulting in a reduction of stockholder loan payable             ==========     ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003


1. BASIS OF CONSOLIDATION, ORGANIZATION AND BUSINESS

     Bestway Coach Express Inc. and Subsidiary (the "Company") was incorporated on August 4, 1997, in New York State. The Company provides motorcoach transportation services. The majority of the Company's revenues are derived from contracts with casinos to provide transportation services between Atlantic City, New Jersey, Connecticut, and New York City. The Company also provides charter services that are arranged by various tour agencies and via direct mail marketing campaigns directed at local schools, churches and civic associations.

     The Company's operations include a leased terminal and maintenance facility in Brooklyn, NY, a leased terminal in Long Island, NY, and a leased administrative office in New York City. The Company is subject to regulation by the Department of Transportation (the "DOT") and certain state regulations. The Surface Transportation Board and the Federal Highway Administration (the "FHWA") can impose civil penalties upon companies for violations of applicable regulatory requirements. The FHWA may suspend, amend or revoke a company's motorcoach operator's registration for an operator's substantial failure to comply with applicable regulations. Management believes that it has conducted its operations in substantial compliance with applicable regulations and does not believe that ongoing compliance with such regulations will require the Company to make substantial capital expenditures.

     The Company's entire fleet of 23 motorcoaches is leased, generally under long-term capitalized leases for a term of seven years. The Company considers a motorcoach to be a "late model vehicle" during its first seven years of operations.

     The accompanying consolidated financial statements as of and for the year ended November 30, 2003 include the accounts of Amco Transport Holdings, Inc. ("AMCO"), a Delaware Corporation, in which the Company owned 73% of the issued and outstanding common shares at November 30, 2003. The accompanying consolidated financial statements are presented with Amco having a calendar year end of December 31, 2003, which differs from that of the Company. On November 23, 2004, the Company sold all of its shares of AMCO (see note 14).

     The Company's current liabilities exceeded its current assets by $2,791,081 and $3,171,916 at November 30, 2004 and 2003, respectively. Continuing losses could endanger the Company's viability as a going concern. However, management anticipates that revenues generated in 2005 will provide enough working capital to fund all operations for 2005.

     MINORITY INTEREST IN SUBSIDIARY

     The Company recorded minority interest for the year ended November 30, 2003, which reflects the portion of earnings of AMCO attributable to the minority shareholders. The minority interest stockholders are not required to fund the Company's deficits; therefore, no minority interest in subsidiary was recorded on the consolidated balance sheet and the statement of operations for the years ended November 30, 2004 and 2003, since as of these dates, the deficits attributable to minority interest are greater than their investment.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

1. BASIS OF CONSOLIDATION, ORGANIZATION AND BUSINESS (Continued)

     CONTROL BY PRINCIPAL STOCKHOLDERS

     The director, executive officers and other related parties own beneficially, and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the director, executive officers and related parties, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock and the resolution, merger or sale of all of the Company's assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

     INVENTORIES

     Inventories consist of motorcoach replacement parts and diesel fuel.
        Inventory cost is stated at the lower of cost or market with costs determined using the average cost method.

     PROPERTY AND EQUIPMENT

     Property and equipment, including capitalized leases, are recorded at cost.
        Depreciation is recorded over the estimated useful lives. The Company principally uses the straight-line method of depreciation for financial reporting purposes and accelerated methods and useful lives for tax reporting purposes. Maintenance costs are expensed as incurred, and renewals and betterments are capitalized. The Company's management continually evaluates whether circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment may warrant revision or that the remaining balance may no longer be recoverable. Currently, management believes no impairment losses need to be recorded based on this evaluation.

     GOODWILL

     The Company adopted the provisions of SFAS No. 142, "Goodwill and Other
        Intangible Assets" (SFAS 142) effective January 1, 2003. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment or more frequently, if indications of possible impairment exist. The Company has performed the requisite transitional impairment tests for goodwill as of November 30, 2003. Based on these tests, management has determined that goodwill was not impaired, but due to the sale of the subsidiary during the year ended November 30, 2004, goodwill had been eliminated.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     CONCENTRATION OF CREDIT RISK

     The Company provides services within New York City, New Jersey and
         Connecticut metropolitan areas. The Company's accounts receivable consist primarily of receivables from casinos and various tour agencies. Management performs ongoing credit evaluations on customers and provides allowances for bad debts when considered necessary.

     REVENUE RECOGNITION

     Motorcoach revenues are derived from fees charged under contracts and other arrangements for motorcoach services. The Company recognizes revenue when the service is provided. A liability for receipts from services sold but not yet earned is recorded as unredeemed services and included under the caption "Accounts payable and accrued liabilities" on the balance sheet.

     INCOME TAXES

     Income taxes are provided for under the liability method considering the tax effects of transactions reported in the financial statements, which are different from the tax return. Deferred income tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the underlying assets or liabilities are recovered or settled.

     EARNINGS (LOSS) PER SHARE

     Basic income (loss) per common share ("EPS") ("LPS") is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares and common share equivalents during the periods presented, as long as such equivalents are not antidilutive. There were no common share equivalents during the periods presented.

     INSURANCE COVERAGE

     The Company maintains comprehensive vehicle liability, general liability, workers' compensation and property insurance to insure its assets and operations, with some claims subject to certain deductibles and no deductibles for other claims. The Company's management continually evaluates the adequacy of its insurance and whether a reserve for outstanding claims, not covered by the Company's present insurance coverage and when certain insurance deductibles are not met, is warranted.

     CHANGES IN PRESENTATION OF COMPARATIVE STATEMENTS

     Certain accounts were reclassified for the year ended November 30, 2003, to conform to the year ended November 30, 2004, presentation.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     ENVIRONMENTAL RESERVES

     The Company's operations are subject to various federal, state and local environmental laws and regulations governing vehicle emissions, above ground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with its in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. The Company maintains a 6,000 gallon above ground storage tank at its Brooklyn garage depot. The resulting waste from this tank, as well as any from their motor coaches, must be disposed of in accordance with regulatory requirements. In the event of a spill, the Company would be responsible for the cost of the clean up, which could be significant.

     The Company's management continually evaluates whether circumstances have occurred that indicate that its maintenance facility could be identified for potential clean up and/or remediation work. On November 30, 2004 and 2003, management determined that there were no existing or pending environmental liabilities.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     SIGNIFICANT ESTIMATES

     Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates are related to the valuation of liability reserves and the useful lives for amortization and depreciation, as well as the realization of the tax benefits of net operating losses.

     ADVERTISING COSTS

     All costs associated with advertising and promoting the Company are expensed in the year incurred. Advertising expense was not material for the years ended November 30, 2004 and 2003.

3. CASH DEPOSITS

     At November 30, 2004 and 2003, the carrying amount of the Company's cash deposits were $258,451 and $24,906, respectively, and the bank balances were $306,248 and $36,181, respectively. Of the bank balances, $103,250 and $36,181 were covered by federal depository insurance, respectively, and $202,998 was not covered at November 30, 2004.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

4. TRADE RECEIVABLES

     Trade receivables are carried at original invoice amount. Trade receivables as of November 30, 2004 and 2003 were $246,985 and $269,476, respectively, and of the total, 96% and 74%, respectively, are from one casino customer. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. At November 30, 2004 and 2003, the reserve for trade receivables was $2,000 and management believes that this reserve was adequate.

5.   INVENTORIES

     Inventories as of November 30 are as follows:
                                             2 0 0 4                 2 0 0 3
                                             -------                 -------

                Service parts             $       114,321        $        99,918
                Fuel                                4,725                  4,725
                                          ---------------        ---------------

                          Total           $       119,046        $       104,643
                                          ===============        ===============

     Fuel is a significant operating expense, which can fluctuate in price as a result of variations in supply and demand in the economic markets.

6. PROPERTY AND EQUIPMENT

     Property and equipment as of November 30, are as follows:

                                       Estimated
                                      Useful Lives
                                         (Years)        2 0 0 4        2 0 0 3
                                       ----------     ----------     ----------
Capitalized leased - motorcoaches              15     $7,965,625     $7,965,625
       Leasehold improvements                   6        300,982        248,989
       Machinery and equipment                5-7        132,674        103,007
       Furniture and fixtures                7-10         48,161         48,161
                                                      ----------     ----------
                                                       8,447,442      8,365,782
         Less: Accumulated
                  depreciation and
                  amortization                         3,409,868      2,860,185
                                                      ----------     ----------
                  Total                               $5,037,574     $5,505,597
                                                      ==========     ==========

     Depreciation and amortization on property and equipment charged to expense were $549,683 and $574,454 for the years ended November 30, 2004 and 2003, respectively. Accumulated amortization of capitalized leased assets total $3,018,677 and $2,487,635 at November 30, 2004 and 2003,
         respectively. Amortization expense for capitalized leases was $531,042 for each of the years ended November 30, 2004 and 2003.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

7. CAPITALIZED LEASE OBLIGATIONS

     The Company leases all of its motorcoaches from various financing companies. The lease terms are generally seven (7) years and contain a purchase option, which management estimates will be substantially less than the fair market value of each motor coach at the end of the lease term. It is management's intention to exercise the purchase option at the end of each lease. As a result, the present value of the remaining principal lease payments is recorded as a capitalized lease obligation. Upon maturity of the leases, there will be a residual balance due on each respective lease, and it is management's intention to refinance each of the respective residual balances over a period of not less than three years at the prevailing market interest rates. The majority stockholder of the Company has provided each of the various financing companies with a personal guarantee of payment. During the year ended November 30, 2004, several of the capitalized lease obligations matured, and the Company exercised the purchase options associated with these leases, which had the effect of extending the leases on these buses generally over three (3) more years. Costs associated with the purchase options are amortized over the new terms of the leases.

                      2 0 0 4                            2 0 0 3
                      -------                            -------

           Total obligations under
             capital leases consists of -
             notes payable to finance
             companies, implicit interest
             rates ranging from 6% to 13%
             due in various monthly
             installments, maturing at
             various dates through May
             2008.                           $    3,363,510     $     4,185,149

            Less current maturities               1,284,282           1,995,893
                                             --------------     ---------------

                   Long term portion         $    2,079,228     $     2,189,256
                                             ==============     ===============

     The majority of the Company's bus leases require the Company to make ten monthly lease payments, with no payments due for January and February throughout the lease term. Included on the balance sheet under the caption "Accounts payable and accrued liabilities" is an amount that has been accrued for the interest and penalties on the bus lease payments in arrears. At November 30, 2004 and 2003, the amount of principal and interest in arrears totaled $104,459 and $98,626, respectively. In addition, the Company may be liable for penalties and other related charges. At November 30, 2004, the amounts of any additional penalties are not readily determinable by management. There have been no derogatory actions taken by any of the financing companies against the Company for being in arrears, and as of the report date the Company has made current substantially all capitalized leases. Accordingly, management believes it is in substantial compliance with its lease covenants.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

7. CAPITALIZED LEASE OBLIGATIONS (Continued)

      Future minimum principal payments under capital lease obligations are as follows:

     Years ending November 30,
           2005                                                $     1,284,282
           2006                                                      1,452,070
           2007                                                      1,053,342
           2008                                                        447,491
                                                               ---------------

                Total capitalized lease obligations                  4,237,185
    Less amounts representing interest and finance costs              (873,675)
                                                               ---------------
                Total present value of minimum
                   lease payments                              $     3,363,510
                                                               ===============

8. RELATED PARTY TRANSACTIONS

     DUE FROM RELATED COMPANY

     Due from related company consists of unsecured, non-interest bearing loans receivable with no fixed terms of repayment, and are therefore deemed payable on demand. The purpose of the loans to the related company, Bestway Tour and Travel, Inc., ("Bestway Tour") was to supply additional working capital to Bestway Tour. There was $289,801 receivable due from the related company as of November 30, 2003, which was assigned to a major stockholder during 2004. This assignment reduced the outstanding related party receivable balance to $0 and the amount due to the stockholder at November 30, 2004 by $289,801. There were $24,110 and $59,275 loaned to the related company in connection with this receivable for the years ended November 30, 2004 and 2003, respectively.

     DUE TO STOCKHOLDER

     Due to stockholder consists of unsecured non-interest bearing demand notes payable. There were $57,495 and $397,057 in due to stockholder as of November 30, 2004 and 2003, respectively. The stockholder's written intention is to not demand for repayment of this note for the next twelve months.

     NOTES PAYABLE - RELATED PARTIES

     Notes payable - related parties consists of non-interest bearing notes payable with no fixed terms of repayment, and are payable on demand. The purpose of the notes was to cover lease liabilities and other obligations that the Company was unable to meet during the economic downturn after the events of September 11, 2001. There were $291,500 and $444,400 in notes payable - related parties as of November 30, 2004 and 2003, respectively, and $152,900 and $122,805 were paid on notes payable - related parties for the years ended November 30, 2004 and 2003, respectively.

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

9. MAJOR CUSTOMERS

     The Company has three casino customers that as of November 30, 2004 and 2003 provided revenues equivalent to 86% and 55%, respectively, of total revenues for the year. The loss of any one or all of these customers in the aggregate could have a material effect on the Company's operations. The balance of the Company's customers are other casinos, tour agencies, and local community and civic groups that contract for charter services on a first-come first-served basis, usually comprising day trips.

10. OTHER INCOME

     The Company maintains office space in downtown New York City. All businesses in the area in which the Company is located qualified for grants and relief from various federal and state agencies due to the events of September 11, 2001. As of November 30, 2003, the Company had received a cumulative $140,983 in grants related to this event.

11. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                     Year Ended November 30,
                   Current:                            2004            2003
                                                   ----------      ----------
                   Federal                         $       --      $       --
                   State                                   --              --
                                                   ----------      ----------
                   Deferred:
                   Federal                         $   26,496      $ (174,890)
                   State                                3,786         (24,984)
                                                   ----------      ----------
                                                       30,282        (199,874)

               Total                               $   30,282      $ (199,874)
                                                   ==========      ==========

      A reconciliation of income tax expense (benefit) to the amount computed using statutory federal rates is as follows:

                                                     Year Ended November 30,
                                                      2004            2003
                                                   ----------      ----------
                   Tax at statutory rate of 35%    $   25,358      $ (195,890)
                 Non-deductible expenses                1,301          24,000
                   State income tax (benefit)           3,623         (27,984)
                   Redetermination of prior year
                     tax liability                         --              --
                                                   ----------      ----------
                 Total income tax                  $   30,282      $ (199,874)
                                                   ==========      ==========

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

11. INCOME TAXES (continued)

     The Company has implemented SFAS No. 109 "Accounting for Income Taxes", which provides for a liability approach to accounting for income taxes. Total deferred tax assets and liabilities as of November 30, are as follows:

                                                                 2 0 0 4               2 0 0 3
                                                            ---------------       ---------------
            Deferred tax assets - Tax NOL                   $     1,282,236       $     1,339,680
            Deferred tax liabilities - Depreciation              (1,817,604)           (1,844,766)
                                                            ----------------      ---------------

                  Net deferred tax liability - long-term    $      (535,368)      $      (505,086)
                                                            ===============       ===============

     Deferred income taxes result from the effect of transactions which are recognized in different periods for financial and tax reporting purposes.

     Deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates to differences between the financial reporting and the tax bases of existing assets and liabilities. These temporary differences related primarily to property and equipment due to the difference between book and tax depreciation on the motor coaches.

     The Company has federal and state net operating loss carryforwards of approximately $3,205,589 expiring in the years 2018 through 2023. The tax benefit of these net operating loss carryforwards, based on an effective tax rate of 40% is approximately $1,282,236.

     Annual fuel tax credits approximating $60,000, which do not enter into the computation of current and deferred taxes, have been netted against the related fuel costs.

12. SHORT-TERM BORROWINGS AND OTHER CREDIT FACILITIES

     At November 30, 2004 and 2003, there were several lines of credit or other credit facilities that were in place with the Company's banks and other financial institutions. The total borrowings outstanding at November 30, 2004 and 2003 were $284,774 and $169,890, respectively. The weighted average interest rate for these short-term borrowings as of the fiscal year end November 30, 2004 and 2003 was approximately 5%.

13. LONG-TERM BORROWINGS AND OTHER CREDIT FACILITIES

     At November 30, 2004 and 2003, there were several lines of credit or other credit facilities that were in place with the Company's banks, other financial institutions, and the Small Business Administration. The total borrowing outstanding on these credit facilities were $317,378 and $378,651, respectively, as follows:

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

13.LONG - TERM BORROWINGS AND OTHER CREDIT FACILITIES (Continued)

                                                                                               November 30,
                                                                                          2004             2003
                                                                                       ----------       ----------
           Note payable - Small Business Administration (SBA). The loan origination date was January 26, 2002. Payments on the loan began in the twenty-fifth month after the loan origination date, and continue for 336 months. The note has an interest rate of 4%, and principal and interest payments of $372 are due monthly. The loan is secured by a loan on the principal residence of the majority
               shareholder of the Company.                                             $  73,574        $   75,000

           Note payable - Small Business Administration (SBA). The loan origination date was November 24, 2003. Payments on the loan began in the fifteenth month after the loan origination date, and continue for 60 months. The note has an interest rate of 4%, and principal and interest payments of $1,842 are due monthly.
               The loan is secured by the Company's total assets.                          86,243          100,000

           Note payable - Small Business Administration (SBA). The loan origination date was November 24, 2003. Payments on the loan began in the fifteenth month after the loan origination date, and continue for 60 months. The note has an interest rate of 2%, and principal and interest payments of $2,629 are due monthly.
               The loan is secured by the Company's total assets.                         128,444          150,000

           Note payable - Chase. The loan origination date was October 2001. The repayment terms are interest only for 12 months at 2% below the
               Chase Prime Rate, then sixty monthly payments of principal and interest at the Chase Prime Rate plus the Rider to the loan agreement. The interest rate calculates to 8.4%, with required fixed principal payments of $835 per month. The loan is secured by a loan on the principal residence of the majority shareholder
               of the Company.                                                             29,117           39,161

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

13. LONG - TERM BORROWINGS AND OTHER CREDIT FACILITIES (Continued)

           Chinese American Bank - The loan was provided to the Company by one of its employees with funds borrowed by the employee from the bank.  The Company was repaying the loan to the bank directly.
               The origination date was July 2002.  The loan is a twenty-four month loan with a stated interest rate of 12.50%. The Company
               completed payments on this loan in July 2004.                                   --           10,705

           Chinese American Bank - The loan was provided to the Company by one of its employees with funds borrowed by the employee from the bank. The Company was repaying the loan to the bank directly.
               The origination date was July 2002. The loan was a twenty-four month loan with a stated interest rate of 12.50%. The Company
               completed payments on this loan in July 2004.                                   --            3,785
                                                                                       ----------       ----------

                                                                                          317,378          378,651
           Less current portion                                                           (59,785)         (61,021)
                                                                                       ----------       ----------
                            Long-term portion
                                                                                       $  257,593       $  317,630
                                                                                       ==========       ==========


     The following are the consolidated maturities of long term debt for each of the next five years:

         For the Year Ending
                           November 30,
                           ------------

                                                 2005       $       59,785
                                                 2006               61,212
                                                 2007               61,802
                                                 2008               54,206
                                                 2009               15,161
                                                 Thereafter         65,212
                                                            --------------

                                                 Total      $      317,378
                                                            ==============

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

14. ACQUISITION OF SUBSIDIARY

     On April 23, 2002, the Company acquired 7,000,000 shares of common stock of AMCO from an officer/stockholder ("officer"), who, prior to the acquisition of the shares by the Company, was the sole officer and director and its controlling stockholder. The 7,000,000 shares represented approximately 73% of AMCO's issued and outstanding common stock at November 30, 2003. These consolidated financial statements have been prepared to include the results of AMCO for the year ended December 31, 2003.

     The Company acquired the shares pursuant to a Stock Purchase Agreement with the officer and the purchase price for the shares was $250,000. In addition, as part of the acquisition, the Company also loaned AMCO $101,500 (plus $35,782 in interest) to pay off the loan balance from the officer and other liabilities. The goodwill recorded totalled $339,319 at November 30, 2003, and represented the fair value of AMCO as a publicly traded company.

     The Company sold the 6,900,000 shares of AMCO on November 23, 2004, for a purchase price of $375,000. Pursuant to the sale, the Company forgave all outstanding receivables owed by AMCO, amounting to $166,239 at November 23, 2004, all of which resulted in the recording of goodwill of $339,319 in prior years and an additional $14,603 in 2004. The transaction resulted in a gain of $21,078 from the sale of the subsidiary for the year ended November 30, 2004.

15. COMMITMENTS AND CONTINGENCIES

     The Company leases its terminal / maintenance facilities and its New York
         City offices under long term leases with unrelated parties. Combined rent expense for the years ended November 30, 2004 and 2003 were $164,547 and $122,049, respectively. The following represents future minimum rental payments for its noncancelable operating leases for its terminal and maintenance facility and its office facilities:

              Years ending November 30,
                         2005                               $      165,567
                         2006                                      132,595
                         2007                                      131,000
                         2008                                      130,500
                         2009                                       19,000
                                                            --------------
                         Total                              $      578,662
                                                            ==============

                    BESTWAY COACH EXPRESS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           NOVEMBER 30, 2004 and 2003

16. REDUCTION OF TRADE DEBT

     During the year ended November 30, 2004, the Company entered into a trade debt restructuring which resulted in a reduction of future cash payments due on a trade payable. The outstanding balance was reduced from $100,211 to $59,650. The reduction of $40,561 was recognized as a reduction in operating expenses for the year ended November 30, 2004. Future payments on this debt are all due within the current period, and are included in the balance sheet caption "Accounts payable and accrued liabilities."

17.  LITIGATION

     The Company is subject to certain claims and lawsuits arising out of the ordinary course of doing business. The primary risks in the Company's operations are bodily risks in the Company's operations, property damage to third parties and workers' compensation and other various liability claims. No material claims existed at November 30, 2004.

18. SUPPLEMENTAL CASH FLOW INFORMATION

      Cash paid during the year ended November 30, for:

                                                2 0 0 4              2 0 0 3
                                            --------------        -------------
     Interest                               $      399,310        $     438,685
                                            ==============        =============

     Income taxes                           $           --        $          --
                                            ==============        =============

19. COMMON STOCK

      On January 18, 2002, the Company filed with the New York State Department a Certificate to amend the Company's Certificate of Incorporation ("Amendment"). The amendment increased the number of authorized shares of common stock from 200 to 20,000,000 shares. The amendment also effected a 640,000 for 1 split of the Company's issued and outstanding Common Stock. Therefore, as of the date of the Amendment, the 14 shares of no par value common stock that were outstanding, were restated into 8,960,000 shares of common stock, at $0.001 par value per share. The 10 shares of no par value common stock that were outstanding at November 30, 2000, were restated into 6,400,000 shares of common stock, at $0.001 par value per share.

      On March 5, 2003, the Company recalled the 2,300,000 shares held by a non-related party according to the provisions of a consulting agreement, for non-performance of services. Thus, the 14,000,000 shares issued and outstanding at November 30, 2002, were reduced to 11,700,00 at November 30, 2003.

                           BESTWAY COACH EXPRESS INC.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                  For The Three Months Ended February 28, 2005

                                    I N D E X

                                                                        Page No.
                                                                        --------

Balance Sheet (unaudited)
     February 28, 2005                                                     F-2

Statement of Operations (unaudited)
     For the three months ended February 28, 2005                          F-3

Statement of Changes in Stockholders' (Deficit) (unaudited)
     For the three months ended February 28, 2005                          F-4

Statement of Cash Flows (unaudited)
     For the three months ended February 28, 2005                          F-5

Condensed Notes to Unaudited Interim Financial Statements                  F-6

                           BESTWAY COACH EXPRESS INC.

                                  BALANCE SHEET

                                                                    February 28,        November 30,
                                                                       2005                2004
                                                                    (unaudited)          (audited)
                                                                  --------------      --------------
                                             Assets
                                             ------
Current assets
     Cash and cash equivalents                                    $        1,975      $      258,451
     Trade accounts receivable, net                                      391,266             246,985
     Fuel tax receivable                                                  60,039             102,376
     Insurance proceeds receivable                                            --             117,605
     Inventories                                                         119,046             119,046
     Prepaid expenses                                                     81,149              99,880
     Due from related company                                              4,761                  --
                                                                  --------------      --------------
         Total current assets                                            658,236             944,343
                                                                  --------------      --------------
Property and equipment
     Total property and equipment                                      8,453,655           8,447,442
     Less: accumulated depreciation and amortization                  (3,547,533)         (3,409,868)
                                                                  --------------      --------------
         Property and equipment, net                                   4,906,122           5,037,574
                                                                  --------------      --------------
Other assets
     Deposits and other assets                                            36,999              32,152
                                                                  --------------      --------------
         Total other assets                                               36,999              32,152
                                                                  --------------      --------------
         Total assets                                             $    5,601,357      $    6,014,069
                                                                  ==============      ==============

                             Liabilities and Stockholders' (Deficit)
                             ---------------------------------------

Current liabilities
     Checks drawn in excess of bank balance                       $       50,378      $        9,095
     Current portion of notes payable - banks                             60,138              59,785
     Current maturities of capitalized lease obligations               1,284,282           1,284,282
     Notes payable - related parties                                     275,586             291,500
     Notes payable - banks and credit card companies                     328,055             284,774
     Accounts payable and accrued liabilities                            829,977             942,260
     Accrued salaries - officers                                         795,000             863,728
                                                                  --------------      --------------
         Total current liabilities                                     3,623,416           3,735,424
                                                                  --------------      --------------
Long-term liabilities
     Capitalized lease obligations, net of current maturities          1,904,455           2,079,228
     Notes payable - banks                                               242,617             257,593
     Due to stockholder                                                   34,500              57,495
     Deferred income taxes                                               500,184             535,368
                                                                  --------------      --------------
         Total long-term liabilities                                   2,681,756           2,929,684
                                                                  --------------      --------------
         Total liabilities                                             6,305,172           6,665,108
                                                                  --------------      --------------
Stockholders' (deficit)
     Common stock, $.001 par value, 20,000,000 shares
         authorized, 11,700,000 shares issued and
         outstanding                                                      11,700              11,700
     Additional paid-in-capital                                          527,800             527,800
     Retained (deficit)                                               (1,243,315)         (1,190,539)
                                                                  --------------      --------------
         Total stockholders' (deficit)                                  (703,815)           (651,039)
                                                                  --------------      --------------
         Total liabilities and stockholders' (deficit)            $    5,601,357      $    6,014,069
                                                                  ==============      ==============

                           BESTWAY COACH EXPRESS INC.

                       STATEMENT OF OPERATIONS (UNAUDITED)

                                                     For the Three Months Ended
                                                           February 28,
                                                     2005                2004
                                                --------------      --------------
Revenues                                        $    1,307,270      $    1,100,548

Operating expenses                                   1,169,540             983,747
                                                --------------      --------------

         Gross profit                                  137,730             116,801

General and administrative expenses                    119,194             105,196
                                                --------------      --------------
         Income from operations                         18,536              11,605

Other income (expense)
     Interest income                                     7,664                  33
     Other income                                          392               9,708
     Interest expense                                 (114,552)            (94,944)
                                                --------------      --------------
         Total other income (expense)                 (106,496)            (85,203)
                                                --------------      --------------

Income (loss) before provision for taxes               (87,960)            (73,598)

Provision for income tax benefit                        35,184              29,439
                                                --------------      --------------
         Net income (loss)                      $      (52,776)     $      (44,159)
                                                ==============      ==============

Income (loss) per share - basic and diluted     $         (.00)     $         (.00)
                                                ==============      ==============
Weighted average number of shares used to
      determine loss per share                      11,700,000          11,700,000
                                                ==============      ==============

                           BESTWAY COACH EXPRESS INC.

           STATEMENT OF CHANGES IN STOCKHOLDERS' (DEFICIT) (UNAUDITED)

                  FOR THE THREE MONTHS ENDED FEBRUARY 28, 2005

                                       Common Stock         Additional                    Total
                                 -----------------------     Paid-In     Retained      Stockholders'
                                   Shares       Amount       Capital     (Deficit)      (Deficit)
                                 ----------   ----------   ----------   -----------    ----------
Balance at November 30, 2004     11,700,000   $   11,700   $  527,800   $(1,190,539)   $ (651,039)

     Net loss                            --           --           --       (52,776)      (52,776)
                                 ----------   ----------   ----------   -----------    ----------

Balance at February 28, 2005     11,700,000   $   11,700   $  527,800   $(1,243,315)   $ (703,815)
                                 ==========   ==========   ==========   ===========    ==========

                           BESTWAY COACH EXPRESS INC.

                       STATEMENT OF CASH FLOWS (UNAUDITED)

                                                                             For the Three Months Ended
                                                                                    February 28,
                                                                               2005            2004
                                                                           ------------    ------------
Cash flows from operating activities:
     Net loss                                                              $    (52,776)   $    (44,159)
     Adjustment to reconcile net loss to net cash
        used in operating activities:
           Depreciation and amortization                                        137,665         136,227
           Deferred income tax provision                                        (35,184)        (29,439)
           Goodwill impairment loss                                                  --          33,246
           Changes in operating assets and liabilities:
                 Trade accounts receivable, net                                (144,281)         51,504
                 Fuel tax receivable                                             42,337         (11,857)
                 Insurance proceeds receivable                                  117,605              --
                 Prepaid expenses                                                18,731         (44,720)
                 Due from related company                                        (4,761)        (19,227)
                 Deposits and other assets                                       (4,847)         32,111
                 Accounts payable and accrued liabilities                      (181,011)        235,771
                                                                           ------------    ------------

                     Net cash provided by (used in) operating activities       (106,522)        339,457
                                                                           ------------    ------------
Cash flows from investing activities:
     Purchase of property and equipment                                          (6,213)        (49,493)
                                                                           ------------    ------------
                     Net cash used in investing activities                       (6,213)        (49,493)
                                                                           ------------    ------------

Cash flows from financing activities:
     Checks drawn in excess of bank balance                                      41,283          15,192
     Proceeds from notes payable - banks and credit cards                        43,281             529
     Principle payments on note payable - banks                                 (14,623)         (6,736)
     Proceeds from notes payable - related parties                               20,541              --
     Payment of notes payable - related parties                                 (36,455)         (2,900)
     Payment of due to stockholder                                              (22,995)        (15,468)
     Repayment of capitalized lease obligations                                (174,773)       (213,797)
                                                                           ------------    ------------

                     Net cash used in financing activities                     (143,741)       (223,180)
                                                                           ------------    ------------

Net increase (decrease) in cash and cash equivalents                           (256,476)         66,784

Cash and cash equivalents - beginning of year                                   258,451          24,906
                                                                           ------------    ------------

Cash and cash equivalents - end of period                                  $      1,975    $     91,690
                                                                           ============    ============

                           BESTWAY COACH EXPRESS INC.

            CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                  For The Three Months Ended February 28, 2005

     GENERAL:

     The financial statements of Bestway Coach Express Inc. (the Company), included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States of America.

1. CONDENSED INTERIM FINANCIAL STATEMENTS

     The accompanying financial statements have been prepared by Bestway Coach
        Express Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. The results of operations presented in the accompanying condensed financial statements for the period ended February 28, 2005 are not necessarily indicative of the operating results that may be expected for the full year ending November 30, 2005. These statements should be read in conjunction with the Company's most recent annual financial statements for the year ended November 30, 2004, included in Form 10-SB filed with the U.S. Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS ACTIVITY

     Bestway Coach Express, Inc. was incorporated on August 4, 1997, in New York
        State. The Company provides motorcoach transportation services. The majority of the Company's revenues are derived from contracts with casinos to provide transportation services between Atlantic City, New Jersey, Connecticut, and New York City. The Company also provides charter services that are arranged by various tour agencies and via direct mail marketing campaigns directed at local schools, churches and civic associations.

     The Company's operations include a leased terminal and maintenance facility in Brooklyn, NY, a leased terminal in Long Island, NY, and a leased administrative office in New York City. The Company is subject to regulation by the Department of Transportation (the "DOT") and certain state regulations. The Surface Transportation Board and the Federal Highway Administration (the "FHWA") can impose civil penalties upon companies for violations of applicable regulatory requirements. The FHWA may suspend, amend or revoke a company's motorcoach operator's registration for an operator's substantial failure to comply with applicable regulations. Management believes that it has conducted its operations in substantial compliance with applicable regulations and does not believe that ongoing compliance with such regulations will require the Company to make substantial capital expenditures.

                           BESTWAY COACH EXPRESS INC.

            CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                  For The Three Months Ended February 28, 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

     INVENTORIES

     Inventories consist of motorcoach replacement parts and diesel fuel.
        Inventory cost is stated at the lower of cost or market with costs determined using the average cost method.

     PROPERTY AND EQUIPMENT

     Property and equipment, including capitalized leases, are recorded at cost.
        Depreciation is recorded over the estimated useful lives. The Company principally uses the straight-line method of depreciation for financial reporting purposes and accelerated methods and useful lives for tax reporting purposes. Maintenance costs are expensed as incurred, and renewals and betterments are capitalized. The Company's management continually evaluates whether circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment may warrant revision or that the remaining balance may no longer be recoverable. Currently, management believes no impairment losses need to be recorded based on this evaluation.

     CONCENTRATION OF CREDIT RISK

     The Company provides services within New York City, New Jersey and
         Connecticut metropolitan areas. The Company's accounts receivable consist primarily of receivables from casinos and various tour agencies. Management performs ongoing credit evaluations on customers and provides allowances for bad debts when considered necessary.

     REVENUE RECOGNITION

     Motorcoach revenues are derived from fees charged under contracts and other arrangements for motorcoach services. The Company recognizes revenue when the service is provided. A liability for receipts from services sold but not yet earned is recorded as unredeemed services and included under the caption "Accounts payable and accrued liabilities" on the balance sheet.

                           BESTWAY COACH EXPRESS INC.

            CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                  For The Three Months Ended February 28, 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     INCOME TAXES

     Income taxes are provided for under the liability method considering the tax effects of transactions reported in the financial statements, which are different from the tax return. Deferred income tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the underlying assets or liabilities are recovered or settled.

     EARNINGS (LOSS) PER SHARE

     Basic income (loss) per common share ("EPS") ("LPS") is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares and common share equivalents during the periods presented, as long as such equivalents are not antidilutive. There were no common share equivalents during the period presented.

     INSURANCE COVERAGE

     The Company maintains comprehensive vehicle liability, general liability, workers' compensation and property insurance to insure its assets and operations, with some claims subject to certain deductible and no deductibles for other claims. The Company's management continually evaluates the adequacy of its insurance and whether a reserve for outstanding claims, not covered by the Company's present insurance coverage and when certain insurance deductibles are not met, is warranted.

     ENVIRONMENTAL RESERVES

     The Company's operations are subject to various federal, state and local environmental laws and regulations governing vehicle emissions, above ground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with its in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. The Company maintains a 6,000 gallon above ground storage tank at its Brooklyn garage depot. The resulting waste from this tank, as well as any from their motor coaches, must be disposed of in accordance with regulatory requirements. In the event of a spill, the Company would be responsible for the cost of the clean up, which could be significant.

     The Company's management continually evaluates whether circumstances have occurred that indicate that its maintenance facility could be identified for potential clean up and/or remediation work. On February 28, 2005, management determined that there were no existing or pending environmental liabilities.

                           BESTWAY COACH EXPRESS INC.

            CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                  For The Three Months Ended February 28, 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     SIGNIFICANT ESTIMATES

     Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates are related to the valuation of liability reserves and the useful lives for amortization and depreciation, as well as the realization of the tax benefits of net operating losses.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS.

Exhibit
Number    Description

2.1       Articles of Incorporation

2.2       Certificate of Amendment to Articles of Incorporation

2.3       Bylaws

6.1 Employment Agreement, dated July 5, 2005, between the Company and Wilson Cheng.

6.2 Agreement to Purchase, dated May 24, 2005, between the Company and Motor Coach Industries

6.3 Security Agreement and Promissory Note, dated May 24, 2005, by the Company in favor of Caterpillar Financial Services Corporation

12        Code of Ethics

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BESTWAY COACH EXPRESS INC.

                                            By: /s/ Wilson Cheng
                                                ----------------------
                                                Wilson Cheng
                                                President and CEO

July 15, 2005

                                  EXHIBIT INDEX

Exhibit
Number    Description

2.1       Articles of Incorporation

2.2       Certificate of Amendment to Articles of Incorporation

2.3       Bylaws

6.1 Employment Agreement, dated July 5, 2005, between the Company and Wilson Cheng.

6.2 Agreement to Purchase, dated May 24, 2005, between the Company and Motor Coach Industries

6.3 Security Agreement and Promissory Note, dated May 24, 2005, by the Company in favor of Caterpillar Financial Services Corporation